UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Ivy Securities, Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Percheron Lane
(No. and Street)

Roslyn Heights   **NY**   **11577**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum   **(212) 897-1694**
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

IVY SECURITIES, INC.

Statement of Financial Condition

December 31, 2018

* * * * * *

Ivy Securities, Inc.
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   (a) Facing Page.
[x]   (b) Statement of Financial Condition.
[ ]   (c) Statement of Operations.
[ ]   (d) Statement of Changes in Stockholder's Equity.
[ ]   (e) Statement of Cash Flows.
[ ]   (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not
           applicable).
[x]   Notes to Financial Statements.
[ ]   (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
           under the Securities Exchange Act of 1934.
[ ]   (h) Computation for Determination of Reserve Requirements for Brokers and Dealers
           Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   (i) Information Relating to the Possession or Control Requirements for Brokers and
           Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital
           Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements
           Under Rule 15c3-3 (not applicable).
[ ]   (k) A Reconciliation Between the Audited and Unaudited Statements of Financial
           Condition With Respect to Methods of Consolidation (not applicable).
[x]   (l) An Affirmation..
[ ]   (m) A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of
           Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent
           Registered Public Accounting Firm Thereon.
**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-*
       5(e)(3).





AFFIRMATION

I, Fredric Obsbaum, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Ivy Securities, Inc. as of and for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

General Securities Principal/FINOP
Title

Notary Public

CASSONDRA E. JOSEPH
NOTARY PUBLIC-STATE OF NEW YORK
No. 02JO6300319
Qualified in New York County
My Commission Expires March 31, 2022

1



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Stockholder of
Ivy Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ivy Securities, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Ivy Securities, Inc.'s auditor since 2015.

New York, NY

February 19, 2019

Ivy Securities, Inc.

Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$ 1,941,498
Receivables from clearing brokers, including clearing deposit of $200,000	228,113
Certificate of deposit	524,736
Prepaid expenses and other assets	6,162
Total assets	$ 2,700,509

Liabilities and Stockholder's Equity
Liabilities:

Accrued expenses and other liabilities	$ 10,924

Stockholder's equity:

Common stock (no par value; authorized, issued and outstanding 100 shares)	10,000
Additional paid-in capital	270,893
Retained earnings	2,408,692
Total stockholder's equity	2,689,585
Total liabilities and stockholder's equity	$ 2,700,509

1. **Organization**

    Ivy Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company's principal business is comprised primarily of agency commissions. The Company may provide certain products or services for its customers in return for which the customers provide orders for securities transactions.

2. **Significant Accounting Policies**

    Cash Equivalents
    Cash equivalents include a money market mutual fund which is readily convertible into cash.

    Basis of Presentation
    The Company's statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

    Revenue
    The Company earns revenue by way of commissions charged on securities transactions from brokerage execution services. The expenses directly associated with such transactions are recorded at the time of the transaction.

    Securities transactions and the related commission revenues and expenses are recorded on a trade-date basis.

    Accrued Expenses
    Amounts include estimated third-party research services to be paid by the Company on behalf of certain customers. Such amounts are agreed on and calculated based on the commissions earned for execution of brokerage transactions.

    Use of Estimates
    In preparing this statement of financial condition, management makes estimates and assumptions that may affect the reported amounts. Such estimates include assumptions used in determining the provision for income taxes. Actual results could differ from these estimates.

    Income Taxes
    The Company has elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the stockholder for inclusion in the individual's personal income tax return.

    In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

2. Significant Accounting Policies (continued)

Income Taxes (continued)

Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and state jurisdictions.

3. Off Balance Sheet Risk

In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral in the customers' accounts.

In addition, the receivable from the clearing broker is pursuant to this clearance agreement and includes a clearing deposit of $200,000.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule15c3-1) ("the Rule") under the Securities Exchange Act of 1934. The Company has elected to use the alternative method permitted by the Rule, which requires the Company maintain minimum net capital, as defined, shall not be less than $250,000. At December 31, 2018, the Company had net capital of approximately $2,499,000 which was approximately $2,249,000 in excess of required minimum net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii).

5.   **Concentration of Credit Risk**

All cash and cash equivalents are held by several different major financial institutions and therefore are subject to the credit risks of those financial institutions.

Approximately 88% of the Company's liquid assets are held at one major financial institution.

The Company has not experienced any loses in such accounts and does not believe there to be any significant credit risk with respect to those deposits.

The Company invested approximately 19% of its assets in a certificate of deposit maturing February 25, 2019.